Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2008-MTNDD209, Subject to Completion, Dated January 2, 2008)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due July     , 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 2, 2008

Principal-Protected Notes

Based Upon a Basket of Currencies

Due July 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this summary are defined in “Preliminary Terms” below.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due July 2009 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes during the term of the Notes.

At maturity, the Notes will pay an amount that is based on (1) whether the Basket Return Percentage on any Observation Date is greater than or equal to 6%, (2) the Basket Return Percentage on the Final Observation Date and (3) the Participation Rate. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar between the Pricing Date and each Observation Date during the term of the Notes. The basket of currencies is comprised of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan (the “Basket Currencies”). This investment allows investors to participate in the appreciation potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 18 months. At maturity, for each US$1,000 principal amount of Notes you hold, you will receive an amount in cash equal to US$1,000 plus a Basket Return Amount which may be positive or zero. The Basket Return Amount will depend on (1) whether the Basket Return Percentage on any Observation Date is greater than or equal to 6%, (2) the Basket Return Percentage on the Final Observation Date and (3) the Participation Rate. The Basket Return

Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to each relevant Observation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will depend upon the performance of the Basket Currencies during the term of the Notes.

■

If the Basket Return Percentage is greater than or equal to 6% on any Observation Date, the Basket Return Amount will equal the product of (1) US$1,000, (2) the greater of (a) 6% and (b) the Basket Return Percentage on the Final Observation Date and (3) a Participation Rate that is expected to be approximately 110% to 135% (to be determined on the Pricing

Date). In these circumstances, your return on the Notes will be equal to at least approximately 6.60% to 8.10% (to be determined on the Pricing Date).

■

If the Basket Return Percentage is less than 6% on every Observation Date, the Basket Return Amount will equal the product of (1) US$1,000, (2) the Basket Return Percentage on the Final Observation Date and (3) a Participation Rate that is expected to be approximately 110% to 135% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than zero.

The Basket Return Percentage will equal the sum of the Weighted Currency Returns for each of the Basket Currencies, expressed as a percentage, on any Observation Date.

Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due July 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa3/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	January , 2008
Issue Date:	January , 2008
Observation Date:	The th of any month (or the following Business Day if such day is not a Business Day) from the Pricing Date to the Final Observation Date
Final Observation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately 18 months after the Issue Date
Interest:	None
Issue Price:	Variable, based on market prices at the time of the sale
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:

If the Basket Return Percentage is greater than or equal to 6% on any Observation Date, the Basket Return Amount will equal the product of (1) US$1,000, (2) the greater of (a) 6% and (b) the Basket Return Percentage on the Final Observation Date and (3) a Participation Rate that is expected to be approximately 110% to 135% (to be determined on the Pricing Date).

If the Basket Return Percentage is less than 6% on every Observation Date, the Basket Return Amount will equal the product of (1) US$1,000, (2) the Basket Return Percentage on the Final Observation Date and (3) a Participation Rate that is expected to be approximately 110% to 135% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than zero.

Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket Currencies
Basket Currencies:	The Brazilian real, Russian ruble, Indian rupee and Chinese yuan
Starting Exchange Rate:	Each of the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates on any Observation Date
USDBRL Exchange Rate:	The USDBRL Exchange Rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USDBRL Exchange Rate will be the offer side exchange rate in the column “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date.
USDRUB Exchange Rate:	The USDRUB Exchange Rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, on any relevant date.
USDINR Exchange Rate:	The USDINR Exchange Rate will equal the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.

USDCNY Exchange Rate:	The USDCNY Exchange Rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date.
Participation Rate:	Approximately 110% to 135% (to be determined on the Pricing Date)
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%
Sales Commission Earned:	$10.00 to $12.50 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on (1) whether the Basket Return Percentage on any Observation Date is greater than or equal to 6%, (2) the Basket Return Percentage on the Final Observation Date and (3) the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May be Zero

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes unless the Basket Return Percentage was greater than or equal to 6% on any Observation Date. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes, but the Basket Return Percentage was not greater than 6% on any Observation Date.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is

less than     %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan (together, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real, in the case of the USDBRL Exchange Rate; the U.S. dollar and the Russian ruble, in the case of the USDRUB Exchange Rate; the U.S. dollar and the Indian rupee, in the case of the USDINR Exchange Rate; and the U.S. dollar and the Chinese yuan in the case of the USDCNY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

The Chinese yuan is the official currency of the People’s Republic of China.

We have obtained all information in this offering summary relating to the Brazilian real, Russian ruble, Indian rupee and Chinese yuan and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Reuters. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDINR Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	2.4625	2.2950	31.2100	30.4650	48.8250	48.2450	8.2775	8.2765
Second	2.8805	2.2650	31.4950	31.1650	49.0500	48.8150	8.2776	8.2765
Third	3.8725	2.8015	31.6900	31.4450	48.8450	48.3700	8.2772	8.2760
Fourth	3.9505	3.4740	31.9550	31.6900	48.4300	47.9350	8.2775	8.2766
2003
Quarter
First	3.6650	3.2610	31.9550	31.3722	48.0100	47.4700	8.2778	8.2766
Second	3.3135	2.8385	31.2865	30.3215	47.4675	46.4025	8.2775	8.2768
Third	3.0675	2.8155	30.7254	30.2428	46.4350	45.6950	8.2776	8.2766
Fourth	2.9475	2.8310	30.5212	29.2390	45.9250	45.2150	8.2772	8.2765

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDINR Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2004
Quarter
First	2.9645	2.7820	29.2425	28.4375	45.6400	43.6000	8.2775	8.2766
Second	3.2118	2.8755	29.0825	28.5075	46.2500	43.5375	8.2773	8.2765
Third	3.0782	2.8505	29.2755	28.9900	46.4713	45.6650	8.2771	8.2765
Fourth	2.8800	2.6530	29.2210	27.7200	45.9000	43.4600	8.2768	8.2763
2005
Quarter
First	2.7640	2.5665	28.1950	27.4487	43.9300	43.4200	8.2766	8.2763
Second	2.6588	2.3325	28.6800	27.7080	43.8300	43.2900	8.2767	8.2763
Third	2.4870	2.2140	28.8312	28.1600	44.1500	43.1750	8.2765	8.0871
Fourth	2.3800	2.1615	28.9814	28.4295	46.3100	44.1275	8.0920	8.0702
2006
Quarter
First	2.3364	2.1040	28.7414	27.6651	45.0925	44.1175	8.0702	8.0172
Second	2.3525	2.0555	27.7165	26.7316	46.3900	44.6012	8.0265	7.9943
Third	2.2244	2.1230	27.0500	26.6660	46.9950	45.7700	8.0048	7.8965
Fourth	2.2000	2.1310	26.9846	26.1735	45.9715	44.2600	7.9149	7.8051
2007
Quarter
First	2.1520	2.0395	26.6019	25.9736	44.6800	43.0450	7.8170	7.7257
Second	2.0475	1.9025	26.0408	25.6837	43.2900	40.4850	7.7350	7.6132
Third	2.0562	1.8330	25.8933	24.8595	41.3450	39.6900	7.6095	7.5036
Fourth	1.8484	1.7355	25.0523	24.2875	39.8950	39.2500	7.5201	7.3046

The USDBRL Exchange Rate appearing as the offer side exchange rate in the column “PTAX” on Reuters Page “BRFR” on December 31, 2007 was 1.7713.

The USDRUB Exchange Rate appearing on Reuters Page “EMTA” on December 28, 2007 was 24.5325.

The USDINR Exchange Rate appearing on Reuters Page “RBIB” on December 31, 2007 was 39.4100.

The USDCNY Exchange Rate appearing on Reuters Page “SAEC” on December 28, 2007 was 7.3046.

Historical Graphs

The following graphs show the daily values of each of the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates in the period from January 2, 2002 through December 27,

2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: January 24, 2008

■	Issue Date: January 28, 2008

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USDBRL Exchange Rate: 1.8000

■	Starting Exchange Rate of the USDRUB Exchange Rate: 24.7000

■	Starting Exchange Rate of the USDINR Exchange Rate: 39.6000

■	Starting Exchange Rate of the USDCNY Exchange Rate: 7.4000

■	Participation Rate: 110%

■	Allocation Percentage: 25% for each Basket Currency

■	Observation Dates: The 21st of each month (or the following Business Day if such day is not a Business Day)

■	Final Observation Date: July 21, 2009

■	Maturity Date: July 28, 2009

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency on each relevant date, the Allocation Percentage, the Basket Return Percentage on the Final Observation Date, whether the Basket Return Percentage is greater than or equal to 6% on any Observation Date and the actual Participation Rate.

	Hypothetical Ending Exchange Rate on the Final Observation Date				Hypothetical Weighted Currency Return on the Final Observation Date(1)				6% Minimum Return Applicable(2)	Hypothetical Basket Return Percentage on the Final Observation Date(3)	Hypothetical Basket Return Amount(4)	Hypothetical Payment at Maturity(5)	Hypothetical Note Return %per Annum(6)
Example	USD BRL	USD RUB	USD INR	USD CNY	BRL	RUB	INR	CNY
1	2.1520	26.6019	44.6800	7.8170	-4.889%	-1.925%	-3.207%	-1.409%	No	-45.719%	$0.00	$1,000.00	0.00%
2	2.0525	23.5165	38.2956	7.6265	-3.507%	1.198%	0.823%	-0.765%	No	-9.003%	$0.00	$1,000.00	0.00%
3	2.0562	21.7203	41.3650	6.8506	-3.558%	3.016%	-1.114%	1.856%	No	0.797%	$8.77	$1,008.77	0.58%
4	1.7008	24.8018	38.8575	7.5201	1.378%	-0.103%	0.469%	-0.406%	No	5.351%	$58.86	$1,058.86	3.92%
5	2.0562	25.8933	44.1500	7.6095	-3.558%	-1.208%	-2.872%	-0.708%	Yes	-33.385%	$66.00	$1,066.00	4.40%
6	1.8525	26.7165	37.3900	8.1265	-0.729%	-2.041%	1.395%	-2.454%	Yes	-15.317%	$66.00	$1,066.00	4.40%
7	1.7355	25.0523	39.2500	7.5201	0.896%	-0.357%	0.221%	-0.406%	Yes	1.418%	$66.00	$1,066.00	4.40%
8	2.0562	20.1362	41.3450	6.0779	-3.558%	4.619%	-1.102%	4.467%	Yes	17.703%	$194.74	$1,194.74	12.98%
9	1.6497	22.3736	35.7210	6.7532	2.088%	2.355%	2.449%	2.185%	Yes	36.305%	$399.35	$1,399.35	26.62%

(1)	Hypothetical Weighted Currency Return on the Final Observation Date for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 25% calculated on the Final Observation Date
(2)	6% minimum return is applicable if the Hypothetical Basket Return Percentage was greater than or equal to 6% on any Observation Date
(3)	Hypothetical Basket Return Percentage on the Final Observation Date = Sum of Weighted Currency Return for USDBRL, USDRUB, USDINR and USDCNY calculated on the Final Observation Date
(4)	Hypothetical Basket Return Amount = (a) (US$1,000 x the greater of (i) 6% and (ii) the Hypothetical Basket Return Percentage x 110%) if the 6% minimum return is applicable or (b) the greater of (US$1,000 x the Hypothetical Basket Return Percentage x 110%) and $0 if the 6% minimum return in not applicable
(5)	Hypothetical Payment at Maturity = US$1,000 + Hypothetical Basket Return Amount
(6)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of     % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters pages “BRFR,” “EMTA,” “RBIB” or “SAEC,” or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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